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                              Castle & Cooke, Inc.

                                                                    NEWS RELEASE

                                                        Contact: Dean R. Estrada
                                                                  (310) 209-3804


            CASTLE & COOKE, INC. AND FLEXI-VAN LEASING, INC. ANNOUNCE FIVE DAY EXTENSION OF TENDER OFFER THROUGH JULY 14, 2000

         LOS ANGELES, California, July 10, 2000 - Castle & Cooke, Inc. (NYSE:
CCS) and Flexi-Van Leasing, Inc. announced today that the cash offer of $19.25 per share by Flexi-Van's wholly-owned subsidiary, Castle Acquisition Company, Inc., for the shares of Castle & Cooke, Inc., which Flexi-Van and its affiliates do not already own, will be extended for five days until midnight New York time on July 14, 2000.

                  As of July 7, 2000, approximately 7.1 million shares were tendered in response to the tender offer. Following acceptance of these shares, Castle Acquisition Company, Inc. would own approximately 68% of the Castle & Cooke shares. Flexi-Van has conditioned its offer on the valid tender of 75% of the shares held by persons unaffiliated with Flexi-Van. An additional 2.3 million shares must be received to satisfy the minimum condition. The extension of the tender offer is intended to provide shareholders who are withholding shares or have not yet tendered shares additional time to tender their shares so that the minimum condition can be met. The merger agreement allows termination of the offer if the minimum condition is not met.

         Other than the extension of the offer, the terms of the offer remain unchanged. Shareholders should continue to refer to the original Offer to Purchase dated May 31, 2000 and the First Supplement to Offer to Purchase dated June 28, 2000, which disclose the details of the tender offer.

         Any questions concerning the offer and how to participate should be addressed to Georgeson Shareholder Communications Inc. at (800) 223-2064 (toll free) in the United States or at (212) 440-9800 (collect) elsewhere.

         Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.